Exhibit 99.1

News Release

Stantec reports first quarter 2016 results and dividend

EDMONTON, AB; NEW YORK, NY (May 12, 2016) TSX, NYSE:STN

With contributions from strategic acquisitions, strong organic performance in its Buildings and Infrastructure business operating units, and improving performance in its US operations, Stantec achieved good overall revenue growth in the first quarter of 2016. Results were negatively impacted by a decrease in gross margin and an increase in administrative and marketing expenses due to acquisition-related costs.

“Our growing presence in the United States and recent public support of infrastructure development benefited our Buildings and Infrastructure business operating units, which led our Company in revenue growth,” says Bob Gomes, Stantec president and chief executive officer. “And with the addition of recently acquired companies—including the significant MWH Global acquisition announcement—we look forward to expanding the breadth of our experience and delivering a broader range of services around the world.”

Financial Summary
For the period ended March 31 (In millions of Canadian dollars, except for share amounts and %)	2016 Q1	2015 Q1	% Change
Gross revenue	755.4	705.7	7.0%
Net income	30.6	38.0	(19.5%)
Adjusted diluted earnings per share (1)	0.40	0.46	(13.0%)
Cash dividends declared per common share	0.1125	0.1050	7.1%

(1) Adjusted diluted earnings per share is a non-IFRS measure as defined in the Cautionary Statements section.

During the quarter, Stantec continued to execute its acquisition strategy by welcoming Austin, Texas-based Bury Inc. and by signing a definitive agreement to acquire Chicago, Illinois-based VOA Associates Inc. The companies will further strengthen Stantec’s presence in the United States regional operating unit, which achieved a 26.3% increase in gross revenue in Q1 16 over Q1 15. Subsequent to the quarter, Stantec acquired MWH Global, the 6,800-person Broomfield, Colorado-based world leader in water and infrastructure. This acquisition is the largest in Stantec’s history and will result in the Company’s water practice becoming one of the largest in the world. The addition of MWH Global expands Stantec’s presence into new geographies around the world and adds new top-tier global capabilities in dams and hydropower to the Company’s overall portfolio of services.

The MWH Global acquisition and recent federal government infrastructure spending announcements bode well for Stantec’s Infrastructure business operating unit, which achieved strong organic gross revenue growth of 8.6% when comparing Q1 16 to Q1 15. Growth was primarily due to opportunities in the Transportation sector. The rebounding US economy and Stantec’s strategic North American market position led to increased opportunities in major light rail transit, roadway, and bridge projects. For example, as part of the development of a new rail trail, Stantec was recently awarded the design services for the rehabilitation of two historic stone-arch bridges. The structures, each more than 150 years old, are part of the Twin Cities Rail Project, which will transform an abandoned rail corridor into a recreational trail connecting the cities of Leominster and Fitchburg in Massachusetts.

The Buildings business operating unit achieved organic revenue growth of 5.1% when compared to the same quarter last year. The majority of revenue was generated in the Education, Healthcare, and Commercial sectors. Stantec also created a Civic sector in response to the growing urbanization trend in cities across North America. Stantec has already secured work in this sector. The Company recently secured a master service agreement as architect of record for all of Cadillac Fairview Corporation’s major retail and office buildings throughout British Columbia and in other locations in western Canada.

By contrast, low commodity prices continue to impact the Energy & Resources and Environmental Services business operating units, which retracted quarter over quarter by 35.2% and 6.4% respectively. Throughout the decline in the oil and gas sector, Stantec effectively managed cost margins and maintained strong client relationships. The Company’s strong presence in the energy sector continued to result in project wins. Stantec was recently awarded civil, structural, and electrical engineering design services for the transmission infrastructure, substations, and underground collector systems associated with two 50-megawatt ground-mount solar farms in Ontario. The Company also recently won a project for the proposed Aurora liquefied natural gas export terminal off Digby Island, southwest of Prince Rupert, British Columbia. This project involves completing the marine geotechnical investigation to evaluate the soil and rock conditions for the marine offload facility and main ship-loading jetty.

Additional Company Activity

On May 11, 2016, Stantec declared a cash dividend of $0.1125 per share, payable on July 14, 2016, to shareholders of record on June 30, 2016.

Stantec recently published its 2015 Sustainability Report. Prepared in accordance with the internationally recognized Global Reporting Initiative’s G4 framework, the report shares Stantec’s ongoing commitment to social, environmental, and economic sustainability; addresses the Company’s sustainability performance for fiscal year 2015; and outlines its forward-looking plans for 2016. It also fulfills Stantec’s commitment to reporting on the United Nations Global Compact’s 10 principles of sustainability and corporate citizenship. The report is available at www.stantec.com/about-us/sustainability.html.

Conference Call and Company Information

Stantec’s first quarter conference call—to be held Thursday, May 12, at 2:00 PM MDT (4:00 PM EDT)—will be broadcast live and archived in the Investors section of www.stantec.com. Financial analysts wanting to participate in the earnings conference call are invited to call 1-800-499-4035 and provide the operator with confirmation code 1458024.

Stantec’s Annual General Meeting of Shareholders will be held on Thursday, May 12, 2016, at 10:30 AM MDT (12:30 PM EDT) at Stantec Centre, 10160 – 112 Street NW, Edmonton, Alberta.

Stantec’s Investor Day will be held on June 2, 2016, in Boston, Massachusetts. Stantec executives will share their insight about the Company’s performance, strategy, and outlook with the financial community. The presentation will be recorded and archived in its entirety in the Investors section of www.stantec.com.

About Stantec

We’re active members of the communities we serve. That’s why at Stantec, we always design with community in mind.

The Stantec community unites approximately 22,000 employees working in over 400 locations across six continents. We collaborate across disciplines and industries to bring buildings, energy and resource, environmental, and infrastructure projects to life. Our work—engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics, from initial project concept and planning through design, construction, and commissioning—begins at the intersection of community, creativity, and client relationships.

Our local strength, knowledge, and relationships, coupled with our world-class expertise, have allowed us to go anywhere to meet our clients’ needs in more creative and personalized ways. With a long-term commitment to the people and places we serve, Stantec has the unique ability to connect to projects on a personal level and advance the quality of life in communities across the globe. Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at www.stantec.com or find us on social media.

Cautionary Statements

Stantec’s adjusted diluted earnings per share is a non-IFRS measure. For a definition and explanation of non-IFRS measures, refer to the Critical Accounting Estimates, Developments, and Measures section of the Company’s 2015 Annual Report and the Company’s 2016 First Quarter Management’s Discussion and Analysis.

Certain statements contained in this news release constitute forward-looking statements. Any such statements represent the views of management only as of the date hereof and are presented for the purpose of assisting the Company’s shareholders in understanding Stantec’s operations, objectives, priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties.

We caution readers of this news release not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results to differ materially from the expectations expressed in these forward-looking statements. These factors include, but are not limited to, the risk of an economic downturn, changing market conditions for Stantec’s services, disruptions in government funding, the risk that Stantec will not meet its growth or revenue targets, and the risk that the projects contemplated in this news release will not be completed when expected or at all. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements, when relying on these statements to make decisions with respect to our Company.

For more information about how other material risk factors could affect results, refer to the Risk Factors section and Cautionary Note Regarding Forward-Looking Statements in our 2015 Annual Report and the 2016 First Quarter Management’s Discussion and Analysis. Stantec’s 40-F has been filed with the SEC, and you may obtain this document by visiting EDGAR on the SEC website at www.sec.gov. You may obtain our complete audited annual consolidated financial statements and associated Management’s Discussion and Analysis for the year ended December 31, 2015 (which form our 2015 Annual Report) by visiting EDGAR on the SEC website at www.sec.gov, on the CSA website at www.sedar.com, or at www.stantec.com. Alternatively, you may obtain a hard copy of the 2015 Annual Report free of charge from our Investor Contact noted below.

Media Contact	Investor Contact
Stephanie Smith	Sonia Kirby
Stantec Media Relations	Stantec Investor Relations
Ph: 780-917-7230	Ph: 780-616-2785
stephanie.smith2@stantec.com	sonia.kirby@stantec.com

Design with community in mind

- Continued, Consolidated Statements of Financial Position and

Consolidated Statements of Income attached –

Consolidated Statements of Financial Position

(Unaudited)

	March 31	December 31
	2016	2015
(In thousands of Canadian dollars)	$	$

ASSETS
Current
Cash and deposits	45,423	67,342
Cash in escrow	12,221	8,646
Trade and other receivables	501,233	570,577
Unbilled revenue	255,887	228,970
Income taxes recoverable	23,563	19,727
Prepaid expenses	29,275	29,022
Other financial assets	32,861	27,108

Total current assets	900,463	951,392
Non-current
Property and equipment	161,688	158,085
Goodwill	986,798	966,480
Intangible assets	158,028	138,079
Investments in joint ventures and associates	4,343	4,467
Deferred tax assets	10,876	11,254
Other financial assets	112,084	112,122

Total assets	2,334,280	2,341,879

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Bank indebtedness	7,048	-
Trade and other payables	257,527	352,199
Billings in excess of costs	105,109	109,159
Long-term debt	142,145	133,055
Provisions	21,971	22,878
Other financial liabilities	15,745	2,601
Other liabilities	15,630	12,162

Total current liabilities	565,175	632,054
Non-current
Long-term debt	356,421	232,301
Provisions	61,380	62,572
Deferred tax liabilities	18,792	21,256
Other financial liabilities	2,605	2,748
Other liabilities	60,855	67,688

Total liabilities	1,065,228	1,018,619

Shareholders’ equity
Share capital	288,060	289,118
Contributed surplus	16,593	15,788
Retained earnings	856,422	852,725
Accumulated other comprehensive income	107,977	165,629

Total shareholders’ equity	1,269,052	1,323,260

Total liabilities and shareholders’ equity	2,334,280	2,341,879

Consolidated Statements of Income

(Unaudited)

	For the quarter ended
	March 31
	2016	2015
(In thousands of Canadian dollars, except per share amounts)	$	$

Gross revenue	755,383	705,723
Less subconsultant and other direct expenses	126,735	113,439

Net revenue	628,648	592,284
Direct payroll costs	289,509	265,133

Gross margin	339,139	327,151
Administrative and marketing expenses	271,677	251,458
Depreciation of property and equipment	10,057	10,842
Amortization of intangible assets	10,803	10,227
Net interest expense	3,088	2,666
Other net finance expense	1,128	838
Share of income from joint ventures and associates	(372)	(639)
Foreign exchange loss (gain)	104	(128)
Other expense (income)	125	(468)

Income before income taxes	42,529	52,355

Income taxes
Current	14,041	14,101
Deferred	(2,133)	297

Total income taxes	11,908	14,398

Net income for the period	30,621	37,957

Weighted average number of shares outstanding – basic	93,957,468	93,864,528

Weighted average number of shares outstanding – diluted	94,358,094	94,503,760

Shares outstanding, end of period	93,890,761	93,932,307

Earnings per share
Basic	0.33	0.40

Diluted	0.32	0.40